EXHIBIT 71


 September 28, 1998


 Fellow AMP Employees:

 I want to address two issues: 1) The self-tender offer we announced today for 30 million shares of AMP stock at $55 a share in cash, and 2) The AlliedSignal so-called "guarantee" to Pennsylvania employees who earn less than $50,000 a year.

 The offer for 30 million of our shares, combined with the results of our Profit Improvement Plan, is a significant statement. We have been saying all along that our Profit Improvement Plan will deliver far more value in the near- and long-term than AlliedSignal's low-ball offer. With this self-tender offer, we essentially are putting our money where our mouth is.

 AMP's financial strength and anticipated strong future cash flow have made it possible for the Board to commit to this major stock repurchase. It reflects our confidence that the self-tender will not affect our ability to execute our Profit Improvement Plan, nor will it affect our ability to maintain our current dividend, grow our businesses and increase our strong presence in and commitment to Pennsylvania and all the communities we serve.

 Another element of our announcement is the creation of a Flexitrust with 25 million AMP shares. The Flexitrust is targeted to free operating cash flow currently used to fund, among other things, cash benefit and compensation requirements of approximately $1 billion over the next 10 years. The trust will not affect AMP's employee benefit and compensation plans.

 The creation of the trust will add no debt to AMP's balance sheet, will increase the Company's equity base over time, and will bolster AMP's credit position. Many companies such as Air Products and Chemicals, DuPont, Enron, Pfizer and Corning have all used Flexitrusts.

 This self-tender, together with the acceleration of our Profit Improvement Plan, is a winning program all around. We are maintaining our financial strength to remain competitive and grow for the benefit of our employees, shareholders, customers, suppliers and Pennsylvania.

 Let me say that I am immensely proud of all AMP employees. I don't categorize them by salary level. AMP employees, regardless of how much they earn, are winners. They are the best in the connector industry.

 They certainly are a lot smarter than AlliedSignal gives them credit for. In a newspaper ad on Sunday, AlliedSignal "guaranteed" employment for one year for certain AMP employees in Pennsylvania.

 What about all other AMP employees? What about the more than 2,000 highly skilled Pennsylvania employees who earn more than $50,000? Among the employees that AlliedSignal excludes in its "guarantee" are senior engineers, production managers, sales representatives, experts in all phases of connector technology, and others -- people who know the connector business inside and out.

 Is AlliedSignal, which knows little about the connector business, saying that it can run AMP without the skills that these employees bring to our business? We all know better. AMP has been a leader in the connector industry for half a century and during those years has provided stable employment for thousands of Pennsylvanians. Against that commitment,

 AlliedSignal's one-year "guarantee" for certain Pennsylvania employees is meaningless.

 AMP will continue to pursue its legislative initiatives and all other appropriate means to prevent AlliedSignal from capturing AMP's value. Let me remind you to keep calling your legislators. Your calls have really been making a difference.

 Thank you for your hard work and dedication. It gives me tremendous confidence in our future.

 Sincerely,

 Robert Ripp
 Chairman and CEO



 Because AlliedSignal has stated that it will initiate a consent solicitation, the participant information below is required under Securities and Exchange Commission rules:

 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
 A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communications Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 11, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 103,966 shares of AMP common stock.

 This letter contains certain "forward-looking" statements which AMP believes are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offer and whose numbers will have been reduced as a result of these initiatives.